UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-40099

GOLD ROYALTY CORP.

(Registrant’s name)

1030 West Georgia Street, Suite 1830

Vancouver, BC V6E 2Y3

(604) 396-3066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD ROYALTY CORP.

Date: May 16, 2022	By:	/s/ Josephine Man
	Name:	Josephine Man
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Condensed interim consolidated financial statements for the three and six months ended March 31, 2022
99.2	Management’s discussion and analysis for the three and six months ended March 31, 2022
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer
99.5	Press release dated May 16, 2022